Valeo

02 OCT -2 AM 9:58

Paris, September 19, 2002

02055165

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

File n° 82 - 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed copy of the notice to the owners of Euro 500,000,000 ; 5.625 per cent bonds due 2006 – code 48657 approved by the ordinary meeting of May 27, 2002.

Yours faithfully,

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Bruno-Roland Bernard
Investor Relations Director

Encl.

VALEO

A French *société anonyme à directoire et conseil de surveillance*
With a share capital of Euros 250,001,184
Registered office: 43, rue Bayen, 75017 Paris
552 030 967 Registry of Commerce and Companies of Paris

NOTICE TO THE OWNERS OF EURO 500,000,000

5.625 PER CENT BONDS DUE 2006 – CODE 48657

Bondholders are informed that the ordinary meeting of May 27, 2002 of owners of Euro 500,000,000 5.625 per cent Bonds due 2006 issued by Valeo in 2001 approved the resolutions that were presented to it, *i.e.*, approval of the proposed partial business transfer of the clutches activity by Valeo to Equipement 10 SAS and approval of the proposed partial business transfer of the friction materials activity by Valeo to Equipement 9 SAS. Bondholders will remain creditors of Valeo, which will be the sole debtor of all of its obligations vis-à-vis them.